Mail Stop 4561
	 								April 27, 2006

VIA U.S. MAIL

Mr. Chang-de Li
Chairman of the Board of Directors
Minghua Group International Holdings Limited
8/F East Area
Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People`s Republic of China, 100089

      Re:	Minghua Group International Holdings Limited
      	Form 10-K for the year ended December 31, 2005
      	Filed April 17, 2006
      File No. 000-30183

Dear Mr. Li:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2005

Consolidated Statements of Operations and Comprehensive Loss, page
F-
5

1. Please tell us what costs are included in the line item Acquisition Expense. If this expense relates to business combinations, please tell us how you determined to expense this amount. Additionally, tell us how you determined it was appropriate to add this amount back to Net loss to arrive at Net cash used in operations in your Statements of Cash Flows. Please cite the specific accounting literature that you have relied upon in your response.

Consolidated Statements of Cash Flows, page F-6

2. We note from your discussion of Results of Operations in Management`s Discussion and Analysis that provisions for impairment loss decreased $1,920,555 from 2004 to 2005. Please tell us the amount of each impairment recognized during 2004, what assets the impairments related to, and why those assets were impaired. Additionally, tell us where each impairment loss is presented in the
Statements of Cash Flows for the year ended December 31, 2004. In future filings, present impairment losses as a separate line item in your Statements of Operations.

Business Acquisitions, page F-16

3. Please revise to provide all of the disclosures required by paragraphs 51 and 52 of SFAS 141 related to each of your acquisitions during the years ended December 31, 2005, 2004 and 2003, respectively. For each acquisition your disclosure should include an allocation of the purchase price to the identifiable assets and liabilities of the acquired entity.

Stockholder`s Equity, page F-17

Issuance of Common Stock, page F-18

4. We note from your disclosure that a partial payment of $653,795 was received from Qiang Long during 2004. Please tell us whether or not the investor has the right to cancel its subscription and have the consideration refunded

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Mr. Chang-de Li
Minghua Group International Holdings Limited
April 27, 2006
Page 1